File No. 812-14120

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO
PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 57(a)(4) OF THE ACT

WHITEHORSE FINANCE, INC.,
WHITEHORSE FINANCE WAREHOUSE, LLC,
H.I.G. WHITEHORSE ADVISERS, LLC,
H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.,
BAYSIDE CAPITAL, INC.,
H.I.G. CAPITAL, L.L.C.,
WHITEHORSE VI, LTD.,
WHITEHORSE VII, LTD.,
WHITEHORSE VIII, LTD. AND
H.I.G. WHITEHORSE CAPITAL, LLC

1450 Brickell Avenue, 31st Floor
Miami, FL 33131
(305) 379-2322

All Communications, Notices and Orders to:

Richard Siegel
H.I.G. WhiteHorse Advisers, LLC
1450 Brickell Avenue, 31st Floor
Miami, FL 33131
(305) 379-2322

Copies to:

David J. Harris
Thomas J. Friedmann
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006
Telephone: (202) 261-3300
Facsimile: (202) 261-3333

May 21, 2014

File No. 812-14120

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

)
In the Matter of:	)
)
WHITEHORSE FINANCE, INC.,
WHITEHORSE FINANCE WAREHOUSE,
  LLC,
H.I.G. WHITEHORSE ADVISERS, LLC,
H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY
  FUND II, L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY
  FUND III (EUROPE-EURO), L.P.,
H.I.G. BAYSIDE LOAN OPPORTUNITY
  FUND III (EUROPE-US$), L.P.,
BAYSIDE CAPITAL, INC.,
H.I.G. CAPITAL, L.L.C.,
WHITEHORSE VI, LTD.,
WHITEHORSE VII, LTD.,
WHITEHORSE VIII, LTD. AND
H.I.G. WHITEHORSE CAPITAL, LLC	) ) ) ) ) ) ) ) )

AMENDMENT NO. 4 TO
APPLICATION FOR AN ORDER
PURSUANT TO SECTION 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940
AND RULE 17d-1 UNDER THE ACT TO
PERMIT CERTAIN JOINT
TRANSACTIONS OTHERWISE
PROHIBITED BY SECTION 57(a)(4) OF
THE ACT
1450 Brickell Avenue, 31st Floor Miami, FL 33131 (305) 379-2322	) ) )
)
File No. 812-14120 Investment Company Act of 1940	) ) )

File No. 812-14120

AMENDMENT NO. 4 TO APPLICATION FOR AN ORDER PURSUANT TO SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE ACT

WhiteHorse Finance, Inc. (the “Company”), Whitehorse Finance Warehouse, LLC (“WhiteHorse Warehouse”), H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P., WhiteHorse VI, Ltd., WhiteHorse VII, Ltd. and WhiteHorse VIII, Ltd. (collectively with H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. and H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P., the “Existing Private Funds”),1 H.I.G. WhiteHorse Advisers, LLC (the “Company Adviser”), Bayside Capital Inc. and H.I.G. WhiteHorse Capital, LLC (each, a “Current Adviser to Private Funds” and, collectively, the “Current Advisers to Private Funds”2) and H.I.G. Capital, L.L.C. (collectively, the “Applicants”) hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act.

In particular, the relief requested in this application (the “Application”) would allow the Company, on the one hand, and one or more Private Funds3 that may be prohibited from co-investing with the Company by reason of Section 57 of the 1940 Act2 on the other hand, to co-invest in the same issuers of securities (each issuer, a “portfolio company” and, collectively, the “portfolio companies”) (the “Co-Investment Program”).

All existing entities that currently intend to rely on the Order have been named as Applicants and any entity that may rely on the Order in the future will comply with its terms and conditions.

I. GENERAL DESCRIPTION OF THE APPLICANTS

A. The Company

WhiteHorse Finance, LLC was formed as H.I.G. WhiteHorse Holdings, LLC, a limited liability company organized under the Delaware Limited Liability Company Act, in December 2011 and commenced operations on January 1, 2012. H.I.G. WhiteHorse Holdings, LLC changed its name to WhiteHorse Finance, LLC on April 18, 2012. WhiteHorse Finance, LLC elected in December 2012 to be treated as a business development company (“BDC”) under the 1940 Act.4 Following its election to be treated as a BDC, WhiteHorse Finance, LLC converted to WhiteHorse Finance, Inc., a Delaware corporation, which is an externally managed, non-diversified, closed-end management investment company. In connection with the conversion, the Company succeeded to the business of WhiteHorse Finance, LLC, and the members of WhiteHorse Finance, LLC became stockholders of the Company. The Company’s principal place of business is 1450 Brickell Avenue, 31st Floor, Miami, FL 33131.

[1]	Each Existing Private Fund is a separate legal entity and would be an investment company but for section 3(c)(1) or (3)(c)(7) of the 1940 Act.
[2]	The Company Adviser and the Current Advisers to Private Funds are affiliates of, and indirectly controlled by, Sami Mnaymneh and Anthony Tamer.
[3]	“Private Fund” means any Existing Private Fund or any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the 1940 Act, and (c) that intends to participate in the Co-Investment Program. “Adviser” means (a) the Company Adviser, (b) the Current Advisers to Private Funds and (c) any future investment adviser that controls, or is controlled by or is under common control with any of the Company Adviser or the Current Advisers to Private Funds and is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).
[4]	Section 2(a)(48) of the 1940 Act defines a BDC as any closed-end investment company that operates for the purpose of making investments in securities described in Sections 55(a)(1) through 55(a)(3) of the 1940 Act and makes available significant managerial assistance with respect to the issuers of such securities.

The Company has filed a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended (the “1934 Act”), a registration statement on Form N-2 under the 1934 Act and a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A. As a BDC, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.

The Company Adviser serves as the Company’s investment adviser. The Company’s investment objective is to generate current income and capital appreciation by making investments generally in the range of $10 million to $50 million primarily in debt investments of privately held, small-capitalization (“small-cap”) companies located in North America. The Company defines small-cap companies as those companies with enterprise values between $50 million and $350 million. The Company’s goal is to generate attractive risk-adjusted returns by assembling a broad portfolio of investments. The Company invests primarily in first lien and second lien loans and senior debt securities, though it may also opportunistically make investments at other levels of a borrower’s capital structure, including mezzanine loans or equity interests.

The Company maintains a five-member board of directors (the “Board”) of which three members are not “interested persons” of the Company within the meaning of Section 2(a)(19) of the 1940 Act (the “Independent Directors”). No Independent Director will have any direct or indirect financial interest in any Co-Investment Transaction or any interest in any portfolio company, other than through an interest (if any) in the securities of the Company. “Co-Investment Transaction” means any transaction in which the Company (or one of its Wholly Owned Investment Subsidiaries (as defined below)) participate together with a Private Fund in reliance on the requested Order. “Potential Co-Investment Transaction” means any investment opportunity in which the Company (or a Wholly Owned Investment Subsidiary) could not participate together with one or more Private Funds without obtaining and relying on the Order.

B. WhiteHorse Warehouse and Other Wholly Owned Investment Subsidiaries

WhiteHorse Warehouse is a special purpose Delaware limited liability company and a wholly owned subsidiary of the Company that was formed on May 18, 2012 to enter into a $150 million secured revolving credit facility (the “Credit Facility”) with an asset-backed commercial paper conduit, as lender, for which Natixis, New York Branch, provides liquidity support. The Credit Facility matures on September 27, 2020 and is secured by all of the assets held by WhiteHorse Warehouse. The Company consolidates its financial results with those of WhiteHorse Warehouse for financial reporting purposes and measures its compliance with the leverage test applicable to BDCs under the 1940 Act on a consolidated basis. The Company serves as collateral manager to WhiteHorse Warehouse and has entered into a collateral management agreement with WhiteHorse Warehouse.

In addition to WhiteHorse Warehouse, the Company may, from time to time, form one or more other special purpose, wholly owned subsidiaries (each a “Wholly Owned Investment Subsidiary”) (a) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Company, to obtain debt financing for those investments and, in the case of a Wholly Owned Investment Subsidiary organized as a small business investment company under the Small Business Investment Act of 1958 (“SBA Act”), to maintain a license under the SBA Act and issue debentures guaranteed by the SBA; (b) that is wholly owned by the Company (with the Company at all times holding directly or indirectly, beneficially and of record, 100% of the voting and economic interests); (c) with respect to which the Company’s Board has the sole authority to make all determinations with respect to the Wholly Owned Investment Subsidiary’s participation under the conditions to this Application; and (d) that is an entity that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act. WhiteHorse Warehouse and any Wholly Owned Investment Subsidiary established in the future would be prohibited from investing in a Co-Investment Transaction with any Private Fund because WhiteHorse Warehouse or the Wholly Owned Investment Subsidiary would be a company controlled by the Company for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Applicants request that WhiteHorse Warehouse and any other Wholly Owned Investment Subsidiary be permitted to participate in Co-Investment Transactions in lieu of the Company and that the participation in any such transaction by WhiteHorse Warehouse or any other Wholly Owned Investment Subsidiary be treated, for purposes of the Order, as though the Company were participating directly. The Applicants represent that this treatment is justified because WhiteHorse Warehouse and any other Wholly Owned Investment Subsidiary would have no purpose other than serving as a holding and financing vehicle for the Company’s investments and, therefore, no conflicts of interest could arise between the Company and WhiteHorse Warehouse or any other Wholly Owned Investment Subsidiary. The Company’s Board would make all relevant determinations under the conditions with regard to a Wholly Owned Investment Subsidiary’s participation in a Co-Investment Transaction, and the Company’s Board would be informed of, and take into consideration, any proposed use of WhiteHorse Warehouse or any other Wholly Owned Investment Subsidiary in the Company’s place. If the Company proposes to participate in the same Co-Investment Transaction with any of WhiteHorse Warehouse or any other Wholly Owned Investment Subsidiary, the Company’s Board will also be informed of, and take into consideration, the relative participation of the Company and WhiteHorse Warehouse or any other Wholly Owned Investment Subsidiary.

C. The Existing Private Funds

H.I.G. Bayside Debt & LBO Fund II, L.P. was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on March 12, 2008. H.I.G. Bayside Debt & LBO Fund II, L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Debt & LBO Fund II, L.P. is operated in accordance with a partnership agreement. Bayside Capital, Inc. serves as the investment adviser for H.I.G. Bayside Debt & LBO Fund II, L.P. pursuant to an agreement of limited partnership dated as of May 27, 2008.

H.I.G. Bayside Loan Opportunity Fund II, L.P. was formed as a limited partnership under the Delaware Revised Uniform Limited Partnership Act on October 29, 2009. H.I.G. Bayside Loan Opportunity Fund II, L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund II, L.P. is operated in accordance with a partnership agreement. Bayside Capital, Inc. serves as the investment adviser for H.I.G. Bayside Loan Opportunity Fund II, L.P. pursuant to an agreement of limited partnership dated as of May 28, 2010.

H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. was formed as a limited partnership under the laws of the Cayman Islands in 2012. H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. is operated in accordance with a limited partnership agreement. Bayside Capital, Inc. serves as the investment adviser for H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. pursuant to an agreement of limited partnership dated as of July 27, 2012.

H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. was formed as a limited partnership under the laws of the Cayman Islands in 2012. H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. is operated in accordance with a limited partnership agreement. Bayside Capital, Inc. serves as the investment adviser for H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. pursuant to an agreement of limited partnership dated as of July 27, 2012.

WhiteHorse VI, Ltd. was formed as an exempted company under the laws of the Cayman Islands in 2012. WhiteHorse VI, Ltd. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. WhiteHorse VI, Ltd. is operated in accordance with a memorandum and articles of association. H.I.G. WhiteHorse Capital, LLC serves as the investment adviser for WhiteHorse VI, Ltd. in its capacity as the collateral manager to WhiteHorse VI, Ltd. pursuant to a collateral management agreement dated January 18, 2013.

WhiteHorse VII, Ltd. was formed as an exempted company under the laws of the Cayman Islands in 2013. WhiteHorse VII, Ltd. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. WhiteHorse VII, Ltd. is operated in accordance with a memorandum and articles of association. H.I.G. WhiteHorse Capital, LLC serves as the investment adviser for WhiteHorse VII, Ltd. in its capacity as the collateral manager to WhiteHorse VII, Ltd. pursuant to a collateral management agreement dated October 9, 2013.

WhiteHorse VIII, Ltd. was formed as an exempted company under the laws of the Cayman Islands in 2014. WhiteHorse VIII, Ltd. is a separate and distinct legal entity and relies on the exemption from registration provided by Section 3(c)(7) of the 1940 Act. WhiteHorse VIII, Ltd. is operated in accordance with a memorandum and articles of association. H.I.G. WhiteHorse Capital, LLC serves as the investment adviser for WhiteHorse VIII, Ltd. in its capacity as the collateral manager to WhiteHorse VIII, Ltd. pursuant to a collateral management agreement dated May 9, 2014.

The Existing Private Funds seek to invest primarily in small and middle-cap companies and institutions and, in the case of WhiteHorse VI, Ltd., WhiteHorse VII, Ltd. and WhiteHorse VIII, Ltd., large-cap companies and institutions. Possible investments in such companies and institutions include (i) secured debt (including first lien, second lien, unitranche and one-stop loans and loans secured by receivables relating to financial assets (e.g., consumer loans)), (ii) unsecured debt (such as mezzanine loans, convertible/exchange loans or bonds), (iii) special situation investments (such as rescue financing, working capital and bridge loans), (iv) equity, warrants and equity-linked investments issued in connection with loan originations or as a result of restructurings, (v) bankruptcy financing (such as debtor-in-possession and exit loans) and (vi) equity and lower-rated debt tranches that constitute equity in collateralized loan obligation securitization vehicles managed by the Current Advisers to Private Funds or any affiliate thereof.

The Company Adviser expects that any portfolio company that is an appropriate investment for a Private Fund may also be an appropriate investment for the Company, with certain exceptions based on available capital or diversification. The Company, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to it.

D. The Advisers

The Advisers are affiliates of, and indirectly controlled by, Messrs. Mnaymneh and Tamer. Any Private Fund will be advised by an Adviser.

1. The Company Adviser

H.I.G. WhiteHorse Advisers, LLC was organized as a limited liability company under the Delaware Limited Liability Company Act on May 11, 2012 and is privately held. The Company Adviser is registered with the Commission pursuant to Section 203 of the Advisers Act. The Company Adviser has entered into a staffing agreement with Bayside Capital, Inc. under which Bayside Capital, Inc. has agreed to make experienced investment professionals available to the Company Adviser and to provide access to the senior investment personnel of Bayside Capital, Inc. and to certain members of the investment committee of H.I.G. Capital, L.L.C.

The Company Adviser currently manages the investment activities of the Company pursuant to an investment advisory agreement (the “Company Advisory Agreement”). The Company Adviser is responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Company. The investment committee of the Company Adviser consists of the following seven members: John Bolduc, Jay Carvel, Pankaj Gupta, Mr. Mnaymneh, Lewis Schoenwetter, Mr. Tamer and Ethan Underwood. Of these individuals, Messrs. Bolduc, Carvel and Underwood are officers of the Company and Messrs. Bolduc and Carvel are also directors of the Company. All of these individuals’ services are made available to the Company Adviser pursuant to the staffing agreement with Bayside Capital, Inc.

2. The Current Advisers to Private Funds

Bayside Capital, Inc. was organized as a Florida corporation on August 31, 2004 and is privately held. Bayside Capital, Inc. itself is not registered with the Commission pursuant to Section 203 of the Advisers Act. However, Bayside Capital, Inc. is a “relying adviser” of H.I.G. Capital, L.L.C., and, as such, is deemed to be a registered investment adviser under the Advisers Act.5 Bayside Capital, Inc. serves as the investment adviser for each of H.I.G. Bayside Debt & LBO Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund II, L.P., H.I.G. Bayside Loan Opportunity Fund III (Europe-Euro), L.P. and H.I.G. Bayside Loan Opportunity Fund III (Europe-US$), L.P. H.I.G. WhiteHorse Capital, LLC was formed as a limited liability company under the Delaware Limited Liability Company Act on July 7, 2011. H.I.G. WhiteHorse Capital, LLC itself is not

[5]	See American Bar Association, Business Law Section, SEC No-Action Letter, available at http://www.sec.gov/divisions/investment/noaction/2012/aba011812.htm (January 18, 2012).

registered with the Commission pursuant to Section 203 of the Advisers Act. However, H.I.G. WhiteHorse Capital, LLC is a “relying adviser” of H.I.G. Capital, L.L.C., and, as such, is deemed to be a registered investment adviser under the Advisers Act. H.I.G. WhiteHorse Capital, LLC serves as the collateral manager to WhiteHorse VI, Ltd. and WhiteHorse VII, Ltd. The Current Advisers to Private Funds each manage the investment activities of the Existing Private Funds pursuant to an investment advisory agreement (together with the Company Advisory Agreement, the “Advisory Agreements”). The Current Advisers to Private Funds are responsible for sourcing potential investments, conducting research and diligence on prospective investments and equity sponsors, analyzing investment opportunities and structuring and monitoring investments on an ongoing basis for the Existing Private Funds.

The members of the investment committees of the Company Adviser and each of the Current Advisers to Private Funds substantially overlap, and this will continue to be the case in the foreseeable future.

E. H.I.G. Capital, L.L.C.

H.I.G. Capital, L.L.C. is an alternative investment and asset management firm. A predecessor of H.I.G. Capital, L.L.C. was founded in 1993 by Messrs. Mnaymneh and Tamer. H.I.G. Capital, L.L.C. remains privately held. H.I.G. Capital, L.L.C. is registered with the Commission pursuant to Section 203 of the Advisers Act. As of September 30, 2012, H.I.G. Capital, L.L.C. had over $10 billion of committed and invested capital under management and a team of approximately 390 employees, including 260 investment professionals. H.I.G. Capital, L.L.C. is headquartered in Miami, Florida.

II. RELIEF FOR PROPOSED CO-INVESTMENTS

A. Co-Investment in Portfolio Companies by the Company and the Private Funds

1. Mechanics of the Co-Investment Program

As described above, the Company Adviser and the Current Advisers to Private Funds manage the Company and the Existing Private Funds pursuant to their respective Advisory Agreements. The Company Adviser anticipates that it will determine that certain investments it recommends to the Company would also be appropriate investments for a Private Fund. Likewise, each of the Current Advisers to Private Funds anticipates that it will determine that certain investments it recommends to the Existing Private Funds would also be appropriate investments for the Company. Further, the Applicants anticipate that an Adviser will determine that certain investments it recommends to a Private Fund will also be appropriate investments for the Company. Such a determination may result in the Company and a Private Fund co-investing in certain investments.

Upon issuance of the requested Order, the Current Advisers to Private Funds will refer to the Company Adviser all Potential Co-Investment Transactions within the Company’s then-current investment objectives and strategies (as described in its registration statement on Form N-2 and other filings made with the Commission by the Company under the 1933 Act, any reports filed by the Company with the Commission under the 1934 Act and the Company’s reports to stockholders, the “Objectives and Strategies”) that are considered for a Private Fund, and such investment opportunities may result in a Co-Investment Transaction. For each such referral, the Company Adviser will consider the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company. Likewise, when selecting investments for a Private Fund, the Adviser to the Private Fund will select investments separately for the Private Fund, considering the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to such Private Fund.

Each Co-Investment Transaction would be allocated between the Company and the Private Funds participating in the Co-Investment Transaction pursuant to written allocation policies and procedures adopted by the Advisers. Each Co-Investment Transaction and the proposed allocation of such Co-Investment Transaction would be approved prior to the actual investment by the required majority (within the meaning of Section 57(o) of the 1940 Act) (the “Required Majority”) of the Company. If the aggregate amount recommended for investment by the Company and all Private Funds participating in a Co-Investment

Transaction exceeds the amount of the actual investment opportunity, then the investment opportunity will be allocated among them pro rata based on each party’s capital available for investment in the asset class being allocated of the parties involved in the investment opportunity, up to the amount proposed to be invested by each party.

The Company’s capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Company’s Board or imposed by applicable laws, rules, regulations or interpretations. Likewise, a Private Fund’s capital available for investment is determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set by the Private Fund’s Adviser or imposed by applicable laws, rules, regulations or interpretations.

Any Private Fund that desires to make a “follow-on investment” (i.e., an additional investment in an existing portfolio company, including through the exercise of warrants, conversion privileges or other rights to acquire securities of the portfolio company) in a portfolio company whose securities were acquired by the Company and a Private Fund in a Co-Investment Transaction, or to sell, exchange or otherwise dispose of an investment acquired in a Co-Investment Transaction, will adhere to the conditions contained in this Application. The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date and registration rights applicable to any Private Fund’s investment be the same as those applicable to the Company’s investment.

With respect to pro rata dispositions and follow-on investments provided in conditions 7 and 8, the Company may participate in a pro rata disposition or follow-on investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of the Company and each Private Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or follow-on investment, as the case may be; and (ii) the Board of the Company has approved the Company’s participation in pro rata dispositions and follow-on investments as being in the best interests of the Company. If the Board does not so approve, any such disposition or follow-on investment will be submitted to the Company’s Eligible Directors. The Board of the Company may at any time rescind, suspend or qualify its approval of pro rata dispositions and follow-on investments, with the result that all dispositions and/or follow-on investments must be submitted to the Eligible Directors.

2. Reasons for Co-Investing

It is expected that co-investment in portfolio companies by the Company and the Private Funds will increase favorable investment opportunities for the Company and the Private Funds. The Co-Investment Program will be effected only if it is approved by the Required Majority on the basis that it would be advantageous for the Company to have the additional capital from the Private Funds available to meet the funding requirements of attractive investments in portfolio companies. A BDC that makes investments of the type contemplated by the Company typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment. In view of the foregoing, in cases where the Company Adviser identifies investment opportunities requiring larger capital commitments, it must seek the participation of other entities with similar investment styles. The availability of a Private Fund as an investing partner of the Company may alleviate some of that necessity in certain circumstances.

The Company could lose some investment opportunities if it is unable to provide “one-stop” financing to a potential portfolio company. Portfolio companies may reject an offer of funding arranged by the Company Adviser due to the Company’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). By reducing the number of occasions on which the Company’s individual or aggregate investment limits require the Company Adviser to arrange a syndication with unaffiliated entities, the Company will likely be required to forego fewer suitable investment opportunities. With the assets of the Private Funds available for co-investment, there should be an increase in the number of opportunities accessible to the Company.

The Company Adviser and the Board of the Company believe that it would be advantageous for the Company to co-invest with the Private Funds and that such investments would be consistent with the investment objective, investment policies, investment position, investment strategies, investment restrictions, regulatory and tax requirements, capital available for investment and other pertinent factors applicable to the Company.

The Company Adviser also believes that co-investment by the Company and the Private Funds will afford the Company the ability to achieve greater diversification and, together with the Private Funds, the opportunity to exercise greater influence on the portfolio companies in which the Company and the Private Funds co-invest.

B. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder

Section 57(a)(4) of the 1940 Act makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, knowingly to effect any transaction in which the BDC or a company controlled by such BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC or controlled company on a basis less advantageous than that of the other participant.

Although the Commission has not adopted any rules specifically under Section 57(a)(4) of the 1940 Act, Section 57(i) of the 1940 Act provides that the rules under Section 17(d) of the 1940 Act applicable to registered closed-end investment companies (e.g., Rule 17d-1 under the 1940 Act) are, in the interim, deemed to apply to transactions subject to Section 57(a) of the 1940 Act. Rule 17d-1 under the 1940 Act, as made applicable to BDCs by Section 57(i) of the 1940 Act, prohibits any person who is related to a BDC in a manner described in Section 57(b) of the 1940 Act, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC or a company controlled by such BDC is a participant, unless an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1 under the 1940 Act, the Commission considers whether the participation by the BDC or controlled company in such joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(b) of the 1940 Act

Section 57(b) of the 1940 Act specifies the persons to whom the prohibitions of Section 57(a)(4) of the 1940 Act apply, including: (1) any director, officer, employee or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act, an affiliated person6 of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with7 a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) of the 1940 Act an affiliated person of such person.

[6]	Section 2(a)(3)(C) of the 1940 Act defines an “affiliated person” of another person as any person directly or indirectly controlling, controlled by, or under common control with, such other person.
[7]	Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The definition of “control” clarifies that any person who owns beneficially, either directly or through one or more controlled companies, more than 25% of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25% of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

C. Need For Relief

Transactions effected as part of the Co-Investment Program could be prohibited by Section 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder without a prior exemptive order of the Commission to the extent that a Private Fund falls within the category of persons described by Section 57(b) of the 1940 Act. The Company Adviser and any Private Fund that it advises could be deemed to be persons related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program. In addition, because the other Advisers are “affiliated persons” of the Company Adviser, such Advisers and Private Funds advised by any of them could be deemed to be persons related to the Company in a manner described by Section 57(b) and also prohibited from participating in the Co-Investment Program. Finally, because WhiteHorse Warehouse and any other Wholly Owned Investment Subsidiary are controlled by the Company, they are subject to Section 57(a)(4), and thus also subject to the provisions of Rule 17d-1.

D. Requested Relief

Accordingly, the Applicants respectfully request an Order of the Commission, pursuant to Section 57(i) of the 1940 Act and Rule 17d-1 thereunder, permitting the Private Funds to participate with the Company in the Co-Investment Program.

E. Precedents

The Commission has granted co-investment relief in the past.8 Although various precedents involve somewhat different allocation formulae, approval procedures and presumptions for co-investment transactions to protect the interests of public investors in the BDC applicants than those described in this Application, the Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. We note, in particular, that the co-investment protocol to be followed by the Applicants here is substantially similar to the protocol followed by Gladstone Capital Corporation and its affiliates, for which an order was granted on July 26, 2012, Medley Capital Corporation and its affiliates, for which an order was granted on March 26, 2012, NGP Capital Resources Company and its affiliates, for which an order was granted on November 10, 2011, and Ridgewood Capital Energy Growth Fund, LLC and its affiliates, for which an order was granted on October 21, 2009.9

F. The Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) of the 1940 Act and made applicable to BDCs by Section 57(i) of the 1940 Act. Rule 17d-1(a) under the 1940 Act permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC or a company controlled by such BDC is a participant if an application regarding the joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Rule 17d-1(b) under the 1940 Act states that in passing upon applications under such rule, the Commission shall consider whether the participation by the investment company or controlled company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the

[8]	Stellus Capital Investment Corporation, et al., Release No. IC-30754 (Oct. 23, 2013) (order), Release No. IC-30739 (Sept. 30, 2013) (notice); Gladstone Capital Corporation, et al. (File No. 812-13878), Release No. IC 30154 (July 26, 2012) (order), Release No. IC 30125 (June 29, 2012) (notice); Medley Capital Corporation, et al. (File No. 812-13787), Release No. IC-30009 (Mar. 26, 2012) (order), Release No. IC-29968 (Feb. 27, 2012) (notice); NGP Capital Resources Company, et al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011) (notice); Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812-13438), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice).
[9]	See note 8, supra.

provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

The Applicants submit that the fact that the Required Majority will approve each Co-Investment Transaction before investment, in addition to the other protective conditions set forth in this Application, will ensure that the Company will be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that the principals of the Advisers would not be able to favor a Private Fund over the Company through the allocation of investment opportunities between them. Because many attractive investment opportunities for the Company will also be attractive investment opportunities for the Private Funds, the Applicants submit that the Co-Investment Program presents an attractive alternative to instituting an equitable protocol for the allocation of 100% of individual investment opportunities to either the Company or the Private Funds as opportunities arise. The Applicants submit that the Company’s participation in the Co-Investment Transactions will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from, or less advantageous than, that of the Private Funds.

Other than pro rata dispositions and follow-on investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the Company Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the Eligible Directors, and the Required Majority will approve each Co-Investment Transaction prior to any investment by the Company.

Applicants believe that participation by the Company in pro rata dispositions and follow-on investments, as provided in conditions 7 and 8, is consistent with the provisions, policies and purposes of the 1940 Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata dispositions and follow-on investments, eliminates the discretionary ability to make allocation determinations, and in turn eliminates the possibility for overreaching and promotes fairness. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.10

G. Conditions

The Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time an investment adviser considers a Potential Co-Investment Transaction for a Private Fund that falls within the Company’s then-current Objectives and Strategies, the Company Adviser will make an independent determination of the appropriateness of such investment for the Company in light of the Company’s then-current circumstances.

2. (a)	If the Company Adviser deems the Company’s participation in any Potential Co-Investment Transaction to be appropriate for the Company, it will then determine an appropriate level of investment for the Company;
(b)	If the aggregate amount recommended by the Company Adviser to be invested in such Potential Co-Investment Transaction by the Company, together with the amount proposed to be invested by the Private Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, then the investment opportunity will be allocated among them pro rata based on each such party’s capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each party. The Company Adviser will provide the directors who are eligible to vote under Section 57 of the 1940 Act (the “Eligible Directors”) with information concerning the Private Funds’ available capital to assist the Eligible Directors with their review of the Company’s investments for compliance with these allocation procedures; and
(c)	After making the determinations required in conditions 1 and 2(a), the Company Adviser will then distribute written information concerning the Potential Co-Investment Transaction, including the amount proposed to be invested by the Company and any Private Fund, to the Eligible Directors

[10]	See e.g. the discussion in Gladstone Capital Corp., et al. application in SEC File No. 812-13878 filed on June 29, 2012.

for their consideration. The Company will co-invest with the Private Funds only if, prior to participating in such Co-Investment Transaction, the Required Majority concludes that:
(i)	the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Company and its stockholders and do not involve overreaching in respect of the Company or its stockholders on the part of any person concerned;
(ii)	the transaction is consistent with:
(A)	the interests of the stockholders of the Company; and
(B)	the Company’s then-current Objectives and Strategies;
(iii)	the investment by the Private Funds would not disadvantage the Company, and participation by the Company would not be on a basis different from, or less advantageous than, that of the Private Funds; provided, that if any of the Private Funds, but not the Company itself, gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event will not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if
(A)	the Eligible Directors will have the right to ratify the selection of such director or board observer, if any;
(B)	the Advisers agree to, and do, provide periodic reports to the Company’s Board with respect to the actions of the director or the information received by the board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and
(C)	any fees or other compensation that any Private Fund or any affiliated person of any Private Fund receives in connection with the right of the Private Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Private Funds (which may, in turn, share their portion with their affiliated persons) and the Company in accordance with the amount of each party’s investment; and
(iv)	the proposed investment by the Company will not benefit the Advisers or the Private Funds, or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13; (B) to the extent permitted by Sections 17(e) or 57(k) of the 1940 Act, as applicable; (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction; or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3. The Company has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The Company Adviser will present to the Board, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by the Private Funds during the preceding quarter that fell within the Company’s then-current Objectives and Strategies that were not made available to the Company and an explanation of why the investment opportunities were not offered to the Company. All information presented to the Board pursuant to this condition will be kept for the life of the Company and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for follow-on investments made in accordance with condition 8, the Company will not invest in reliance on the Order in any issuer in which any Private Fund or any affiliated person of the Private Funds is an existing investor.

6. The Company will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date and registration rights will be the same for the Company as for each participating Private Fund. The grant to a Private Fund, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7. (a)	If any Private Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the Company Adviser will:
(i)	notify the Company of the proposed disposition at the earliest practical time; and
(ii)	formulate a recommendation as to participation by the Company in any such disposition.
(b)	The Company will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Private Funds.
(c)	The Company may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and of each Private Fund in such disposition is proportionate to its outstanding investment in the issuer immediately preceding the disposition; (ii) the Board has approved as being in the best interests of the Company the ability to participate in such dispositions on a pro rata basis (as described in greater detail in this Application); and (iii) the Board is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Company Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such disposition solely to the extent that a Required Majority determines that it is in the Company’s best interests.
(d)	The Company and each participating Private Fund will bear its own expenses in connection with any such disposition.
8. (a)	If any Private Fund desires to make a follow-on investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the Company Adviser will:
(i)	notify the Company of the proposed transaction at the earliest practical time; and
(ii)	formulate a recommendation as to the proposed participation, including the amount of the proposed follow-on investment, by the Company.
(b)	The Company may participate in such follow-on investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of the Company and each Private Fund in such investment is proportionate to its outstanding investment in the issuer immediately preceding the follow-on investment; and (ii) the Board has approved as being in the best interests of the Company the ability to participate in follow-on investments on a pro rata basis (as described in greater detail in this Application). In all other cases, the Company Adviser will provide its written recommendation as to the Company’s participation to the Eligible Directors, and the Company will participate in such follow-on investment solely to the extent that a Required Majority determines that it is in the Company’s best interests.
(c)	If with respect to any follow-on investment:
(i)	the amount of the opportunity is not based on the Company’s and the Private Funds’ outstanding investments immediately preceding the follow-on investment; and
(ii)	the aggregate amount recommended by the Company Adviser to be invested by the Company in the follow-on investment, together with the amount proposed to be invested by the participating Private Funds in the same transaction, exceeds the amount of the opportunity, then the amount invested by each such party will be allocated among them pro rata based on the ratio of capital available for investment in the asset class being allocated of each party, up to the amount proposed to be invested by each.

(d)	The acquisition of follow-on investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in this Application.

9. The Independent Directors will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by the Private Funds that the Company considered but declined to participate in, so that the Independent Directors may determine whether all investments made during the preceding quarter, including those investments which the Company considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Directors will consider at least annually the continued appropriateness for the Company of participating in new and existing Co-Investment Transactions.

10. The Company will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the 1940 Act.

11. No Independent Directors will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of any Private Fund.

12. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by an Adviser under any agreement with the Company or the Private Funds, be shared by the Company and the Private Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

13. Any transaction fee (including break-up or commitment fees but excluding broker’s fees contemplated by Section 17(e) or 57(k) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the Company and the Private Funds on a pro rata basis, based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser to a Private Fund pending consummation of the Co-Investment Transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(I) of the 1940 Act, and such account will earn a competitive rate of interest that will also be divided pro rata among the Company and the participating Private Funds based on the amounts they invest in such Co-Investment Transaction. None of the Private Funds, Advisers of the Private Funds nor any affiliated person of the Company will receive additional compensation or remuneration of any kind as a result of, or in connection with, a Co-Investment Transaction (other than (a) in the case of the Company and the participating Private Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C) and (b) in the case of the Advisers, investment advisory fees paid in accordance with the Advisory Agreements).

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Richard Siegel
H.I.G. WhiteHorse Advisers, LLC
1450 Brickell Avenue, 31st Floor
Miami, FL 33131

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David J. Harris
Thomas J. Friedmann
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006

B. Authorizations

Pursuant to Rule 0-2(c) under the 1940 Act, the Applicants hereby state that the Board of the Company, by resolution duly adopted by the Board on November 5, 2012 (attached hereto as Exhibit A), the managing members of the Advisers and the general partners of the Funds and H.I.G. Capital, L.L.C., have authorized to cause to be prepared and to execute and file with the Commission this Application for the Order sought hereby.

File No. 812-14120

The Applicants have caused this Application to be duly signed on their behalf on the 21st day of May 2014.

WHITEHORSE FINANCE, INC.

By:	/s/ Alastair G.C. Merrick

Name:  Alastair G.C. Merrick
Title:   Chief Financial Officer

WHITEHORSE FINANCE WAREHOUSE, LLC

By:	WhiteHorse Finance, Inc., its designated manager
By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Secretary

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Chief Compliance Officer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

File No. 812-14120

BAYSIDE CAPITAL, INC.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. CAPITAL, L.L.C.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

WHITEHORSE VI, LTD.

By:	/s/ David Boyd

Name:  David Boyd
Title:   Director

WHITEHORSE VII, LTD.

By:	/s/ David Boyd

Name:  David Boyd
Title:   Director

WHITEHORSE VIII, LTD.

By:	/s/ Daniel Rewalt

Name:  Daniel Rewalt
Title:   Director

H.I.G. WHITEHORSE CAPITAL, LLC

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

File No. 812-14120

VERIFICATION

The undersigned states that he has duly executed the foregoing Application, dated May 21, 2014, for and on behalf of the Applicants, as the case may be, that he holds the office with such entity as indicated below and that all action by the directors, general partners or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

WHITEHORSE FINANCE, INC.

By:	/s/ Alastair G.C. Merrick

Name:  Alastair G.C. Merrick
Title:   Chief Financial Officer

WHITEHORSE FINANCE WAREHOUSE, LLC

By:	WhiteHorse Finance, Inc., its designated manager
By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Secretary

H.I.G. WHITEHORSE ADVISERS, LLC

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Chief Compliance Officer

H.I.G. BAYSIDE DEBT & LBO FUND II, L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND II, L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-EURO), L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. BAYSIDE LOAN OPPORTUNITY FUND III (EUROPE-US$), L.P.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

File No. 812-14120

BAYSIDE CAPITAL, INC.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

H.I.G. CAPITAL, L.L.C.

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

WHITEHORSE VI, LTD.

By:	/s/ David Boyd

Name:  David Boyd
Title:   Director

WHITEHORSE VII, LTD.

By:	/s/ David Boyd

Name:  David Boyd
Title:   Director

WHITEHORSE VIII, LTD.

By:	/s/ Daniel Rewalt

Name:  Daniel Rewalt
Title:   Director

H.I.G. WHITEHORSE CAPITAL, LLC

By:	/s/ Richard Siegel

Name:  Richard Siegel
Title:   Authorized Signatory

File No. 812-14120

EXHIBIT A

RESOLVED, that each of the Officers is hereby authorized in the name and on behalf of the Company to submit and cause to be filed with the SEC an application for exemptive relief, in substantially the form presented at the meeting, with such changes, modifications, or amendments thereto as the officer or officers executing the same (personally or by attorney) may approve as necessary or desirable, such approval to be conclusively evidenced by his, her or their execution thereof.